

SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com



03050764

25 April 2003


SEC MAIL PROCESSING
RECEIVED
MAY 05 2003
WASH, D.C.
155
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.

SEC File No: 82-3622

MASNET No. 26 OF 24.04.2003
Announcement No. 26

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	24/04/2003
Date of change of interest:	16/04/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Deemed Interest - Open Market Sale



SEC MAIL
RECEIVED
PROCESSING
MAY 05 2003
WASH, D.C.
155
SECTION

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(50,000)
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.45000
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,614,000	11,971,746,846
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,564,000	11,971,746,846
% of issued share capital:	0.01	67.16
Total shares:	2,564,000	11,971,746,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 24/04/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 25 OF 24.04.2003
Announcement No. 25

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	24/04/2003
Date of change of interest:	15/04/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: Please specify details:	Others Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	90,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.44000
No. of shares held before the transaction: % of issued share capital:	
No. of shares held after the transaction: % of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,524,000	11,971,746,846
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,614,000	11,971,746,846
% of issued share capital:	0.01	67.16
Total shares:	2,614,000	11,971,746,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 24/04/2003, the date of receipt of the notice, to the SGX

MASNET No. 20 OF 22.04.2003
Announcement No. 20

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	22/04/2003
Date of change of interest:	17/04/2003
Name of registered holder:	CDP : Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	63,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.44000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,461,000	11,971,746,846
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,524,000	11,971,746,846
% of issued share capital:	0.01	67.16
Total shares:	2,524,000	11,971,746,846

Temasek Holdings (Privated) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 22/04/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 26 OF 21.04.2003
Announcement No. 26

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	21/04/2003
Date of change of interest:	16/04/2003
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Direct Interest - Transfer of Loyalty Bonus Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(50)
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,461,000	11,971,746,896
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,461,000	11,971,746,846
% of issued share capital:	0.01	67.16
Total shares:	2,461,000	11,971,746,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/04/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 21 OF 21.04.2003
Announcement No. 21

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	17/04/2003
Date of change of interest:	17/04/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(13,000)
% of issued share capital:	0.0001
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.4454
No. of shares held before the transaction:	455,684,371
% of issued share capital:	2.5563
No. of shares held after the transaction:	455,671,371
% of issued share capital:	2.5562

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,081,052,993	
% of issued share capital:	6.0645	
No. of shares held after the transaction:	1,081,039,993	
% of issued share capital:	6.0645	
Total shares:	1,081,039,993	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/04/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 34 OF 17.04.2003
Announcement No. 34

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement:-
(I) INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF SINGNET PTE LTD
(II) INCREASE IN INTEREST IN MEDIACORP PRESS LTD

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

(I) INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF SINGNET PTE LTD
(II) INCREASE IN INTEREST IN MEDIACORP PRESS LTD

(I) Singapore Telecommunications Limited ("SingTel") wishes to announce that its wholly-owned subsidiary, SingNet Pte Ltd, has increased its issued and paid-up share capital from S$27,000,000 to S$28,000,000 by the allotment and issue of 1,000,000 redeemable preference shares of S$1 each to SingTel.

The principal activity of SingNet Pte Ltd is to carry out the business of an internet access service provider.

(II) SingTel wishes to announce that following the conversion of a shareholder's loan from SingTel to MediaCorp Press Ltd ("MediaCorp") of $1,711,000 into 3,491,837 ordinary shares of par value $0.49 each and a capital injection by SingTel of $1,425,501.14 for which SingTel was allotted 2,909,186 ordinary shares of par value $0.49 each, SingTel has increased its interest in MediaCorp from 19.9% to 23.1%. The consideration is based on the par value of the shares. The latest available unaudited net tangible asset value per share of MediaCorp as at 31 March 2003 was $0.08.

The principal activity of MediaCorp is the production and distribution of newspapers.

By Order of the Board

SEC File No: 82-3622

Chan Su Shan (Ms)
Company Secretary

Dated : 17 April 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 17/04/2003 to the SGX

SEC File No: 82-3622

MASNET No. 22 OF 22.04.2003
Announcement No. 22

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel Mobile and NTT DoCoMo sign 3G cooperation agreement

Attached is a news release made by Singapore Telecommunications Limited on the above.



NR-220403.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 22/04/2003 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel Mobile and NTT DoCoMo sign 3G cooperation agreement

Network inter-operability and common 3G services to be explored

Singapore, 22 April 2003 – SingTel Mobile and NTT DoCoMo, Inc. (DoCoMo) today announced an agreement to jointly explore and develop 3G technology and multimedia services based on the W-CDMA[1] standard. The agreement also extends to collaborative efforts in other areas of mobile communications such as wireless LAN.

Mr Lucas Chow, Chief Executive Officer of SingTel Mobile and Executive Vice President (Consumer Business) of SingTel, hailed the signing of the agreement as a landmark for regional mobile communications.

"This is an important development for both SingTel Mobile and DoCoMo as we team up to facilitate the growth of 3G services in Asia. The collaboration will help us take a step towards addressing some of the key concerns regarding 3G such as evolving common standards, roaming issues and compatibility of handsets," said Mr Chow.

Dr Keiji Tachikawa, President and CEO of NTT DoCoMo, said: "We are extremely pleased to be collaborating with SingTel Mobile, Asia's leading multi-market mobile operator. We believe this partnership will help us expand W-CDMA-based 3G mobile multimedia services in Asia. Inter-operability is key to providing customers with seamless mobile multimedia services anytime, anywhere. This joint initiative will enable DoCoMo and SingTel Mobile to offer our respective customers value-added mobile multimedia services."

Under the agreement, both operators will aim for inter-operability between their respective 3G networks, thereby enabling the provision of 3G services for roamers between Singapore and Japan.

SingTel Mobile and DoCoMo will share their technological know-how to look into developing a common and compatible suite of 3G multimedia services. These will include video streaming, video conference, location-based services and other applications.

To facilitate this, both operators will seek opportunities for synchronisation of handsets and for enabling an integrated product development environment. Joint studies and an exchange of employees between the two companies are being considered as well.

SingTel and NTT DoCoMo will also jointly explore wireless LAN roaming opportunities including prospects for integrating 3G and wireless LAN services.



SEC File No: 82-3622

Mr Chow said: "We are very excited about this cooperation agreement and the potential benefits it can bring to our respective customers. SingTel Mobile will certainly share its experiences from this collaboration with SingTel Optus in Australia and our mobile associates in the region as well."

~~~~~~~~~~~~~~~~~~~~~~~~~~~~

About SingTel Mobile/SingTel

SingTel Mobile is the largest mobile operator in Singapore, serving more than 1.5 million customers. Always at the forefront of technology, SingTel Mobile was the first operator to introduce the concept of wireless Internet to Singapore, through technologies such as Wireless Access Protocol (WAP) and General Packet Radio Service (GPRS). It operates the country's most extensive wireless LAN network and has been awarded a licence to operate a 3G network in Singapore.

SingTel Mobile is a wholly-owned subsidiary of Singapore Telecommunications Limited (SingTel), Asia's leading communications company with operations and investments in more than 20 countries and territories around the world.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 32 million customers in six markets.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.22 billion). More information can be found @ www.singtel.com.

About NTT DoCoMo

NTT DoCoMo is the world's leading mobile communications company with more than 46 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world's most popular mobile internet service, which provides e-mail and internet access to over 38 million subscribers, and FOMA®, launched in 2001 as the world's first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in the Asia-Pacific, Europe and North and South America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.
~~~~~~~~~~~~~~~~~~~~~~~~~~~~

SEC File No: 82-3622

MASNET No. 2 OF 21.04.2003
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

Press Release - SingPost launches Initial Public Offering of 1.14 billion shares

Attached is the press release on the launch of Singapore Post Limited's initial public offering.



Release21Apr03.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 21/04/2003 to the SGX



press release

Singapore Post Limited
10 Eunos Road 8
Singapore Post Centre
Singapore 408600

For Immediate Release

SingPost launches Initial Public Offering of 1.14 billion shares

IPO set to raise up to S$684 million (excluding over-allotment)

Anticipated net dividend yield of about 7% based on maximum offering price and intended dividend payout of S$0.042 per share for the year ended 31 March 2003

Singapore, 21 April 2003 – Singapore Post Limited ("SingPost"), Singapore's leading provider of postal services and one of the world's most efficient and profitable postal operators, will launch the initial public offering ("IPO") of its shares ("Offering Shares") tomorrow, 22 April 2003. A prospectus, dated 19 April 2003, relating to the offering (the "Prospectus") has been registered with the Monetary Authority of Singapore.

The offering of 1.14 billion shares consists of:

- an international placement to investors, including institutional and other investors in Singapore, and
- an offering to the public in Singapore (the "Public Offer"), including up to approximately 19.4 million Reserved Shares that have been reserved for purchase by the Directors, permanent employees of SingPost and its subsidiaries, and others as set out in eligibility criteria in the Prospectus. The minimum size of the Public Offer is 50 million shares.

The international placement and the Public Offer will commence on 22 April 2003 and is expected to close on 6 May 2003. Trading of the SingPost shares on the Mainboard of the Singapore Exchange Securities Trading Limited ("SGX-ST") on a "ready" basis is expected to



press release

Singapore Post Limited
10 Eunos Road 8
Singapore Post Centre
Singapore 408600

commence on 14 May 2003, subject to the SGX-ST being satisfied that all conditions necessary for the commencement of trading in the shares on a "ready" basis have been fulfilled.

The Offering Shares are being sold by Singapore Telecommunications Limited ("SingTel") at the maximum offering price of S$0.60 per share and the offering is subject to pricing. The offering price will be determined following a book-building process by agreement between the Joint Global Coordinators and SingTel on a date currently expected to be 7 May 2003.

Based on the maximum offering price, SingTel will raise gross proceeds of up to S$684 million from the offering (excluding the over-allotment option as defined in the Prospectus). After the offering, SingTel will retain a shareholding of 40% in SingPost (excluding the over-allotment). If the offering price is less than the maximum offering price, the proceeds will be reduced accordingly.

Subject to certain factors set out in the Prospectus, the Directors of SingPost currently intend to recommend a net annual dividend of S$80 million for each of the financial years ended 31 March 2003 and ending 31 March 2004. This is equivalent to approximately S$0.042 per share based on SingPost's existing issued share capital. Based on the maximum offering price of S$0.60 per share, the intended dividend payout of approximately S$0.042 per share for the financial year ended 31 March 2003 translates into an anticipated net dividend yield of approximately 7.0% per share.

Mr Lim Ho Kee, Chairman of SingPost, said, "The launch of the SingPost IPO offers investors an opportunity to invest in a postal operator which we believe is one of the most efficient and profitable in the world. With a heritage dating back to 1819 and a brand that's a household name in Singapore, SingPost touches the lives of virtually all Singaporeans every



press release

Singapore Post Limited
10 Eunos Road 8
Singapore Post Centre
Singapore 408600

day. Now, investors in Singapore and around the world can invest in a company with a strong business, world-class operations and an attractive dividend yield."

Mr William Tan Soo Hock, Chief Executive Officer of SingPost, added, "With an estimated market share of 95% in domestic mail, SingPost holds a dominant position in the attractive Singapore market that continues to grow. SingPost has a proven track record of innovation and best in class operations. The management team is focussed on capitalizing on new opportunities, such as the growth of direct mail, and opportunities for international expansion through our Spring joint venture, which we believe is a market leader in global private cross-border business mail solutions. The result is a company that has delivered in more ways than one."

Mr Lee Hsien Yang, President & CEO of SingTel, said, "SingTel is selling a portion of its stake in SingPost as part of its on-going strategy of divesting non-core businesses in order to focus on our core telecommunications business. In the current market environment, investors have shown a keen interest in companies, like SingPost, that are profitable with stable performance and an attractive dividend yield. We believe that a separate listing will benefit SingPost in terms of greater autonomy, enhanced visibility and a more diverse shareholder base."

The launch of the IPO follows the success of SingPost's recent 10-year S$300 million bond offering, which was two times oversubscribed and achieved one of the lowest coupon rates ever for a Singapore corporate bond offering. Standard & Poor's Rating Services recently assigned an 'A+' long-term rating to SingPost.




press release

Singapore Post Limited
10 Eunos Road 8
Singapore Post Centre
Singapore 408600

The Development Bank of Singapore Ltd and UBS Warburg are the Joint Global Co-ordinators and Joint Bookrunners for the SingPost IPO.

The Prospectus together with the application form is available for collection during the IPO period from all post offices and DBS Bank/POSB branches during operating hours and anyone wishing to acquire the Offering Shares will need to make an application in the manner set out in the Prospectus. Full details of the application procedures are set out in the Prospectus.

- Ends -

About Singapore Post Limited

SingPost is a household name in Singapore with strong brand recognition. It is the dominant provider of domestic and international postal services in Singapore. It is one of the most efficient and profitable postal operators globally and offers customers a one-stop logistics business and retail distribution network in Singapore.

With highly efficient mail delivery services utilising a sophisticated distribution infrastructure and advanced mail processing technology, SingPost estimates that it has achieved domestic mail market share of greater than 95%. It believes that its Spring joint venture is a market leader in private cross-border business mail solutions.



Visit the SingPost IPO website at www.singpost.com/ipo for more details.

SEC File No: 82-3622




press release

Singapore Post Limited
10 Eunos Road 8
Singapore Post Centre
Singapore 408600

Media Contacts

Janine Mathieu (Ms)
Corporate Communications, SingPost
Tel: +65 6845 6409, Mobile: +65 9780 2913, Email: janine@singpost.com

Ivan Tan
Corporate Communications, SingTel
Tel : +65 6838 2007, Mobile : +65 9635 9765, Email : ivantan@singtel.com

Ng Chip Keng
Weber Shandwick Worldwide
Tel: +65 6825 8084, Mobile: +65 9623 2166, Email: ckng@webershandwick.com

Analyst Contact

Choo Boon Kuan
Investor Relations & Strategic Investments, SingPost
Tel: +65 6845 6776, Mobile: +65 9820 1083, Email: choobk@singpost.com

This announcement is not for distribution, directly or indirectly, into the United States, Canada or Japan. This announcement is not an offer of securities for sale into the United States, Canada or Japan. The securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933) unless they are registered or exempt from registration. SingPost does not intend to register the securities or conduct a public offer of the securities in the United States.